                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                                PRESSTEK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  741113 10.4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           Russell H. Harbaugh, Jr.
                 Conner & Winters, A Professional Corporation
                  3700 First Place Tower, 15 East 5th Street
                               Tulsa, OK  74103-4344
                                (918) 586-5694
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 4, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                    Page 2 of 6 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN C. OXLEY

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      (a) [_]
      (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
   NUMBER OF
                           -0-
    SHARES         -------------------------------------------------------------
                           SHARED VOTING POWER
 BENEFICIALLY         8
                           1,542,400
   OWNED BY
                   -------------------------------------------------------------
     EACH                  SOLE DISPOSITIVE POWER
                      9
  REPORTING                -0-
                   -------------------------------------------------------------
    PERSON                 SHARED DISPOSITIVE POWER
                      10
     WITH                  1,542,400

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,542,400

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      4.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 741113 10 4                                Page 3 of 6 Pages

                          Item 1. Security and Issuer
                          ---------------------------

     This Amendment No. 1 amends the statement on Schedule 13D which was filed on February 25, 1997, and relates to the Common Stock, par value $.01 per share of Presstek, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     All but 5,000 shares of Common Stock currently beneficially owned by Mr. Oxley were previously reported on the Schedule 13D. The 5,000 shares of Common Stock purchased by the Oxley Estate in three separate transactions in April 1997, were acquired in the open market from available funds for an aggregate amount of $263,941.

                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

     (a) By reason of (i) his serving as a Co-Executor of the Oxley Estate (ii) a Co-Trustee of the Oxley Foundation and (iii) his being 50% owner of Boca Polo, Inc., a Nevada corporation ("Boca Polo"). Mr. Oxley may be deemed to be the beneficial owner of 1,542,400 shares of Common Stock of the Company, representing approximately 4.9% of the outstanding shares of Common Stock (based on 31,619,262 shares of Common Stock outstanding as of July 31, 1997, as reflected in the Company's annual report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 1997). Pursuant to Rule 13d-4 promulgated under the Exchange Act. Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate and the Oxley Foundation.

     (b) Mr. Oxley has shared voting power and share dispositive power with respect to the aggregate 1,542,400 shares held by the Oxley Estate, Oxley Foundation and Boca Polo.

          With respect to the shares held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley and Charles C. Killin. Certain information with respect to Thomas E. Oxley and Mr. Killin remains unchanged from the information on Schedule 13D filed February 25, 1997.

          With respect to the shares of Common Stock held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with Mary Jane Oxley Tritsch. Certain information with respect to Mrs. Tritsch remains unchanged from the information on Schedule 13D filed February 25, 1997.

                                 SCHEDULE 13D

CUSIP No.   741113 10 4                              Page 4 of 6 Pages
         --------------


         With respect to the shares of Common Stock held by Boca Polo, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley. Certain information with respect to Mr. Thomas Oxley remains unchanged from the information on Schedule 13D filed February 25, 1997.

     (c) On June 6, 1997, John C. Oxley, the Oxley Foundation and Boca Polo, each entered into a Master Securities Loan Agreement with The Goldman Sachs Trust Company ("Goldman Sachs"), pursuant to which the following shares of the common stock of the Company were loaned to Goldman Sachs (see Item 6 and the Exhibits attached hereto for further explanation):

                       John C. Oxley             19,600 shares

                       Oxley Foundation           8,000 shares

                       Boca Polo                105,750 shares


     Since September 4, 1997, the following transactions were effected regarding the Common Stock of the Company.

     Shares Held By John C. Oxley
     ----------------------------


                                                            No. of      Price
Date           Type of Transaction                          Shares    Per Share
----           -------------------                          ------    ---------
9/18/97        Return of loaned stock from Goldman Sachs    5,000        N/A

9/18/97        Sale of shares in the open market            5,000     $42.3125

9/24/97        Return of loaned stock from Goldman Sachs    5,000        N/A

9/24/97        Sale of shares in the open market            5,000     $41.4375

9/29/97        Return of loaned stock from Goldman Sachs    5,000        N/A

9/29/97        Sale of shares in the open market            5,000     $41.175


     Shares Held by Boca Polo
     ------------------------
10/30/97       Sale of shares in the open market           20,000      $34.50

10/30/97       Sale of shares in the open market            5,000      $34.75

11/4/97        Loan of shares to Goldman Sachs             68,000        N/A


     Shares Held by the Oxley Foundation
     -----------------------------------
11/4/97        Loan of Shares to Goldman Sachs             92,100        N/A


(d)    None.

(c)    November 4, 1997.

                                 SCHEDULE 13D

CUSIP No. 741113 10 4                                Page 5 of 6 Pages

              Item 6. Contracts, Arrangements, Understandings of
              --------------------------------------------------
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

          The Oxley Foundation, John C. Oxley and Boca Polo (the "Lenders"), each have entered into a Master Securities Loan Agreement (the "Agreement(s)") with Goldman Sachs pursuant to which the Lenders have loaned shares of the common stock of the Company (the "loaned securities"). Under the terms of the Agreement, while the shares are being loaned to Goldman Sachs, Goldman Sachs shall have all of the incidents of ownership of the loaned securities, including the right to transfer the loaned securities to others. Furthermore, under the Agreement, the Lenders waive the right to vote, or to provide any consent or take similar action with respect to the loaned securities if the record date for the vote or action falls within the period of the loan. The Lenders continue to have the right to receive dividends and other distributions with respect to the loaned securities. During the loan period, Goldman Sachs is to provide collateral to the Lenders to secure their obligations under the Agreement. The collateral is expected to consist of U.S. Treasury securities. The Lenders may terminate the loan arrangement by giving Goldman Sachs either one or three business days (depending on the nature of the collateral held by the Lenders) prior written notice.

                   Item 5. Material to be Filed as Exhibits
                   ----------------------------------------

     Filed as exhibits hereto are the following documents:

     1. Form of Master Securities Loan Agreement between the Lenders and Goldman Sachs & Co. dated as of June 6, 1997.

     2. Form of Custody Agreement between the Lenders and Goldman Sachs Trust Company dated as of June 6, 1997.

                                 SCHEDULE 13D

CUSIP No.  741113 10 4                                      Page 6 of 6 Pages
         -------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ John C. Oxley
                                                -----------------------------
                                                       John C. Oxley

Date:  November 12, 1997

                                   FORM OF
                       MASTERS SECURITIES LOAN AGREEMENT
                       ---------------------------------

This letter sets forth general terms applicable to all loans of securities made by The Oxley Foundations ("Lender") to Goldman, Sachs & Co., a New York limited partnership ("Goldman")

1.  Definitions.  In this Agreement, unless the context otherwise requires;
    -----------

(a) "Business Day" means, with respect to any loan hereunder, a day on which
     ------------
regular trading occurs in The City of New York.

(b) "Cash Collateral" means cash in such currency as the parties shall agree.
     ---------------

(c) "Collateral" means Cash Collateral and Securities Collateral, and shall
     ----------
include any Substituted Collateral.

(d) "Collateral Value" means (i) in the case of Cash Collateral, the amount
     ----------------
thereof and (ii) in the case of Securities Collateral, the Market Value thereof.

(e) "Default Rate of Interest" means, as of any date of determination, (i) with
     ------------------------
respect to any amount payable in U.S. Dollars, the prime rate as quoted in The
                                                                           ---
Wall Street Journal (New York Edition) for the immediately preceding New York
-------------------
Business Day or, if more than one rate is so quoted, the average of such ratios, and (ii) with respect to any amount payable in any other currency, the interbank offer rate for such currency plus 2%.

(f) "Distributions" means, with respect to Loaned Securities or Securities
     -------------
Collateral, all distributions thereon, including without limitation, dividends, interest payments, principal payments, rights, warrants securities issued in connection with stock splits and recapitalizations and any distributions in kind.

(g) "Equivalent Securities" means, with respect to any Loan Securities,
     ---------------------
securities of an equivalent nominal amount and of the same issue, class and series as such Loaned Securities or the equivalent in the event of any reorganization, merger or other action by the issuer of such Loaned Securities.

(h) "Margin Amount" means with respect to each loan, unless otherwise agreed,
     -------------
100% of the Market Value of the related Loaned Securities.

(i) "Market Value" means, with respect to Loaned Securities or Securities
     ------------
Collateral, as of any date of determination, (i) the last sales price of such securities on the principal exchange or market on which they are traded on the immediately preceding day on which they were so traded, or (ii) if they are not so traded, the bid price of such securities quoted by Goldman at the close of business on the immediately preceding Business Day, in each case, if applicable, together with any accrued but unpaid Distributions thereon. The exchange rate used for purposes of calculating the equivalent of any Market Value in a second currency shall be the average of the spot selling and buying exchange rates quoted by Goldman (or such other source as is mutually acceptable to the parties) in New York City at the close of business on the Business Day for which the relevant price is obtained (or, if such day is not a Business Day, on the immediately preceding Business Day).

(j) "Maximum Margin Amount" means with respect to each loan 100% of the Market
     ---------------------
Value of the related Loaned Securities.

(k) "Securities Collateral" means, with respect to each type of Loaned Security,
     ---------------------
securities issued by the United States, or in respect of which the principal and interest are guaranteed by the United States, or any other securities permitted by law to serve as collateral for loans hereunder.

2.  Loan of Securities.  (a) Lender may lend securities (the "Loaned Securities)
    ------------------
to Goldman at Goldman's request. If Lender agrees to make such a loan, it shall deliver the Loaned Securities to Goldman.

(b) Unless Lender notified Goldman to the contrary prior to the time it agrees to make any loan, Lender represents that it shall have, at the time of delivery, no present intention to sell the Loaned Securities. Lender and Goldman agree that no loan shall be construed as a purchase or sale of the related Loaned Securities.

3.  Collateral.  (a) In connection with the making of any loan, Goldman shall
    ----------
deliver to Lender Collateral having a Collateral Value at least equal to the Margin Amount. The Collateral delivered by Goldman to Lender shall be security for Goldman's obligations hereunder, and Goldman hereby pledges and grants Lender a continuing security interest in the Collateral, which shall attach upon the delivery of the Collateral to Lender and which shall cease upon the return of the Loaned Securities or Equivalent Securities by Goldman.

(b) All Cash Collateral and Securities Collateral shall be identified by Lender as subject to this Agreement. Lender may invest Cash Collateral for its own benefit, at its sole risk. Lender may not resell, relend or repledge Securities Collateral.

(c) Goldman may, upon reasonable notice to Lender (taking into account all relevant factors, including industry practice, the type of Collateral to be substituted and the applicable method of transfer), substitute Collateral (the "Substituted Collateral") for Collateral securing any loan or loans, provided that, immediately after such substitution, the Collateral Value of the Collateral securing such loan or loans is at least equal to the Margin Amount.

4. Deliveries; Schedules. (a) Deliveries of securities of any type by one party
   ---------------------
hereto to the other party shall be by such means as is agreed by the parties, together with such documentation as the party receiving such securities shall reasonably request.

(b) Deliveries of Cash Collateral by one party hereto to the other party shall be by delivery to the party receiving such Cash Collateral of a bank check or by telegraphic transfer or other credit to the account of such party at such bank as shall be designated by such party.

(c) Any delivery under this Agreement may be made to such agent, designee or nominee as shall be chosen by the party entitled to such delivery, and such delivery shall be deemed to have been made when received by such agent, designee or nominee.

(d) In connection with each loan, Lender shall receive a schedule of Loaned Securities, which schedule shall consist of a schedule and receipt listing the Loaned Securities provided by Goldman upon receipt of such Loaned Securities.

5. Cash Collateral Fees and loan Fees. Lender agrees to pay Goldman a Cash
   ----------------------------------
Collateral Fee computed daily based on the amount of Cash Collateral held by Lender in the same currency as the related Cash Collateral, and Goldman agrees to pay Lender a Loan Fee computed daily on each loan secured by Securities Collateral based on the aggregate Market Value or par value of the Loaned Securities so secured (or allocable portion thereof) in the currency in which the related Loaned Securities are denominated, at such rates as the parties shall agree prior to and from time to time during each loan. Cash Collateral Fees shall accrue from and including the date on which the Cash Collateral is delivered to Lender to, but excluding, the date on which such Cash Collateral is returned to Goldman, and Loan Fees shall accrue from and including the date on which the Loaned Securities are delivered to Goldman to, but excluding, the date on which such Loaned Securities are returned to Lender. All fees shall be payable on or before the fifteenth Business Day following receipt of an invoice therefor or immediately, if a Default has occurred with respect to the party obligated to pay such fees.

6. Termination of the Loan. (a) Goldman may terminate any loan on any Business
   -----------------------
Day, either in whole or in part, upon one Business Day's notice. Lender may terminate any loan on any Business Day, either in whole or in part, following a notice period of one Business Day plus the normal settlement period for the related Loaned Securities. In the event of the partial termination of any loan, Goldman may select the Collateral to be returned by Lender provided that, after such termination, the Collateral Value of the remaining Collateral is at least equal to the applicable Margin Amount for the Loaned Securities still held by Goldman.

(b) Notice of termination having been given, unless Lender is in default hereunder, Goldman shall, on or before any termination date, deliver to Lender the Loaned Securities or Equivalent Securities. Unless Goldman is in default hereunder, Lender shall, in connection with or, where market practice permits, simultaneously with the return of the Loaned Securities, return the related Collateral to Goldman.

7. Rights in Loaned Securities. (a) During the term of any loan, (i) Goldman
   ---------------------------
shall, without prejudice to Lender's rights under Section 7(b), have all incidents of ownership with respect to the related Loaned Securities, including the right to transfer such Loaned Securities to others, and (ii) Lender shall waive the right to vote such Loaned Securities.

(b) Lender shall be entitled to receive, to the full extent and in the same currency to which it would be so entitled if the Loaned Securities had not been loaned to Goldman, all related Distributions. Upon payment thereof, (i) Distributions in the form of cash shall be paid to Lender on such date and in such manner as they are paid by the relevant issuer and (ii) Distributions in the form of securities shall be added to the Loaned Securities and considered such for all purposes.

(c) Goldman shall be entitled to receive, and Lender shall pay to Goldman, all Distributions in respect of Securities Collateral received by Lender on such date and in such manner as they are paid by the relevant issuer.

8. Marking to Market. (a) If, on any Business Day with respect to any loan, the
   -----------------
Collateral Value of the related Collateral is less than the Margin Amount, Lender may require Goldman to deliver additional Collateral which, together with Collateral previously delivered to Lender, has a Collateral Value at least equal to the Margin Amount, by the close of the next Business Day, if notice is received by Goldman on a Business Day and before 11:00 A.M. New York City time on such Day, provided, however, that, in the case of any Collateral located
             --------  -------
outside the United States, such Business Day shall also be a day on which the New York Stock Exchange is open and on which commercial banking institutions in New York City are not authorized or obligated by law to be closed.

(b) if, on any Business Day with respect to any loan, the Collateral Value of the related Collateral exceeds the Maximum Margin Amount, Goldman may require Lender to return Collateral selected by Goldman, by the close of the next Business Day, if notice is received by Lender on a Business Day and before 11:00 A.M. New York City time on that day. In all cases, Collateral will be selected such that the Collateral Value of remaining Collateral is at least equal to the Margin Amount.

(c) Without limiting the foregoing, Goldman shall have an independent obligation to ensure on a daily basis that Collateral held by Lender at the end of any business day is at least equal to the Market Value of all Loaned Securities, all as provided in Rule 15c3.3 (b)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     (d) Any transfer of Cash Collateral pursuant to this Section 8 shall, unless otherwise agreed, be in same-day or next-day funds in accordance with the manner in which transactions in the related Loaned Securities are customarily settled on the principal market therefor.

     9. Contractual Currency. (a) Each payment under this Agreement shall be
        --------------------
made in the currency specified by the parties in connection with each loan, and each return of cash shall be made in the currency in which the underlying transfer of cash was made (the "Contractual Currency"); provided, however, that,
                                                        --------- ------
to the extent permitted by applicable law, the obligation of the payor to make such payment will be discharged only to the extent of the amount of Contractual Currency that such payee may consistent with normal banking procedures, purchase with such other currency (after deduction of any premium and costs of exchange) on the banking day next succeeding its receipt of such currency.

     (b) If for any reason the amount in the Contractual Currency so received, including amounts received after conversion of any recovery under any judgment or order expressed in a currency other than the Contractual Currency, falls short of the amount in the Contractual Currency due in respect of this Agreement, the party required to make the payment will as a separate and independent obligation and to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall.

     (c) If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency due in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

     10. Financial Condition. Goldman has delivered to Lender its most recent
         -------------------
statement required to be furnished to customers by Rule 17a-5 (c) under the Exchange Act.

     11. Defaults. All loans made under this Agreement may be terminated by
         --------
Lender or Goldman upon the happening of any of the following events (a "Default") with respect to such other party (i) upon the specified notice, in the case of the Defaults listed in subsections (a)-(c), or (ii) immediately and without any requirement of notice, in the case of all other Defaults:

     (a) If either party fails to perform its obligations specified in Section 5 or 6, and such default is not cured by the close of business of the Business Day following receipt of notice of such default;

     (b) If any Distributions are not paid to the other party as specified in
Section 7, and such default is not cured by the close of business of the Business Day following receipt of notice of such default;

     (c) If either party shall fail to mark to market as provided in Section 8, and such default is not cured by the close of business of the Business Day following receipt of notice of such default;

     (d) If any representation of Lender or Goldman is incorrect at any time;

     (e) If either party shall make a general assignment for the benefit of creditors; admit in writing its inability to pay its debts generally as they become due; file a petition in bankruptcy or a petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation or seek the appointment of any trustee, receiver, conservator, liquidate or other legal custodian of such party or any material part of its properties;

     (f) If any creditor of either party (other than the counterpart) shall file any petition or seek any appointment specified in Section 12 (c) with respect to such party which petition is not vacated or stayed within thirty (30) days; or

     (g) If either party notified the other that it will not perform its obligations hereunder.

     12. Liquidation for Goldman's Default. Upon the occurrence of any Default
         ---------------------------------
with respect to Goldman, Lender may terminate a loan and elect to purchase Equivalent Securities in the principal market therefor. If the principal market is a securities exchange, such purchase may also be made from any other source, but only at a total price per unit not more than the last previous reported sales price on such exchange. Upon any such purchase, Lender may offset the payment of the purchase price, including any brokerage expenses and accrued interest, by (i) retaining Cash Collateral for the Lender's own account and (ii) selling Securities Collateral on a recognized market for such Securities Collateral at such price or prices as Lender shall reasonably deem satisfactory and retaining the proceeds for Lender's own account. Lender may similarly apply the Collateral or proceeds thereof to any other obligation of Goldman under this Agreement. Lender shall immediately notify Goldman after any such action. Goldman shall be entitled to retain a like amount of Loaned Securities. If any Collateral or proceeds thereof remains after all obligations of Goldman under this Agreement have been satisfied, Lender shall promptly return such Collateral or proceeds to Goldman. If the Collateral is not sufficient to satisfy all such obligations, Goldman shall be liable to Lender for the amount of remaining obligations plus interest thereof to the date such deficiency is paid to Lender at the applicable Default Rate of Interest. If Lender fails to purchase a like amount of Loaned Securities promptly following Goldman's Default, Goldman's liability to Lender shall not exceed the highest sales price of the Loaned Securities on the principal exchange or market on which they are traded, if any, on the next Business Day on which such securities are traded following Goldman's Default (or, if they are not so traded, the average of the highest bid and lowest asked prices of such securities for such day as quoted in any major financial newspaper circulated where such securities are primarily traded), and Lender shall promptly remit to Goldman the balance of the Collateral or proceeds thereof in excess of such price.

13.  Remedies of Goldman. Upon the occurrence of any Default with respect to
     -------------------
Lender, Goldman shall have the right, in addition to any other remedies provided herein or under any applicable law, including the right of set-off, without further notice to or demand on Lender, to elect to terminate a Loan and to purchase the Loaned Securities for a price equal to the Market Value of such Loaned Securities on the day immediately succeeding the day such Default occurred and apply the Collateral to the payment of such purchase price, any Securities Collateral being valued for such purpose at its Market Value on the day immediately succeeding the day such Default occurred. Goldman shall promptly notify Lender after any such election. Upon any such election to purchase Loaned Securities, Lender shall be liable to Goldman for an amount equal to the excess, if any, of (i) the Collateral Value of the Cash Collateral and Securities Collateral, together with any other obligation of the Lender under this Agreement over (ii) the Market Value of the Loaned Securities, determined as aforesaid; plus interest on such excess to the date such excess is paid to Goldman at the applicable Default Rate of Interest.

14.  Representations and Warranties. Each of Lender and Goldman represents and
     ------------------------------
warrants to the other that (a) it has all necessary power and authority to enter into this Agreement and to carry out the transactions contemplated hereby;
(b) the execution delivery and performance of this Agreement and each Loan hereunder has been duly authorized by all necessary action (corporate and otherwise) by it; (c) this Agreement does not violate any laws, rules or regulations applicable to it; (d) it will not use any of the Loaned Securities or Collateral in connection with any illegal transaction or business and will not use or knowingly permit anyone to use the Loaned Securities or Collateral in such a way as to violate any provision of any law, rule, regulation, constitution or by-law applicable to it; (e) it has not relied on the other for tax or accounting advice concerning this Agreement or any loan; (f) any Loaned Securities or Collateral delivered by it to the other party will be delivered free from any lien, charge or other encumbrance; and (g) in connection with each loan, it will obtain or file all necessary governmental approvals, consents or notices required in the jurisdiction wherein it is domiciled.

15.  Miscellaneous. This Agreement shall not be assignable by either party
     -------------
without the prior written consent of the other party, and any such assignment made without such consent shall be null and void for all purposes. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall not be amended except by an instrument in writing signed by each of the parties hereto. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. In case of any inconsistency between the terms of this Agreement and the terms of any loan, as such terms may be evidenced by a confirmation or otherwise, the terms of this Agreement shall prevail. Notwithstanding the capacity in which Lender or Goldman may act and notwithstanding any disclosure to the other party, each of Lender and Goldman agrees that it is responsible for all loans hereunder as if it were principal. The parties intend that this Agreement and the transactions contemplated hereby are "securities contracts" within the meaning of Section 741 (7) of the United States Bankruptcy Code of 1978, as amended.

16.  Notices. All notices required to be given to a party hereunder shall be
     -------
conveyed in writing (including telecopy, telex or other form of telegraphic communication) or by telephone to the person(s) listed below, or to such other person(s) as shall be specified in writing by such party. All notices shall be effective upon actual receipt.

17.  SIPA NOTICE. THE PROVISIONS OF THE SECURITIES INVESTOR PROTECTION ACT OF
     -----------
1970 MAY NOT PROTECT THE LENDER WITH RESPECT TO LOANS HEREUNDER AND, THEREFORE, THE COLLATERAL, DELIVERED TO THE LENDER MAY CONSTITUTE THE ONLY SOURCE OF SATISFACTION OF GOLDMAN'S OBLIGATION IN THE EVENT GOLDMAN FAILS TO RETURN THE LOANED SECURITIES.

18. The parties agree to the provisions concerning arbitrations set forth below.

a) Arbitration is final and binding on the parties.

b) The parties are waiving their right to seek remedies in court, including the right to a jury trial.

c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

d) The arbitrators' award is not required to include factual or legal reasons and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

Any controversy between you or any of your affiliates or any of your or their partners, officers, directors, or employees on the one hand, and Customer or any of Customer's representatives on the other hand, arising out of or relating to this Agreement or the accounts affected hereby shall be settled by arbitration, in accordance with the rules then obtaining of any one of the American Arbitration Association or The New York Stock Exchange, Inc., or any other exchange of which you are a member, or the National Association of Security Dealers, Inc. or The Municipal Securities Rulemaking Board, as Customer may elect. If Customer does not make such election by registered mail addressed to you at your main office within ten (10) days after receipt of notification from you requesting such election, then Customer authorizes you to make such election on behalf of Customer. Any arbitration hereunder shall be before at least three arbitrators and the award of the arbitrators, or of a majority of them, shall be final, and judgement upon the award rendered may be entered in any court, state or federal, having jurisdiction.

By signing below, Customer acknowledges a receipt of a copy of this agreement, and further acknowledges that a predispute arbitration clause is contained in the preceding paragraph.

If the foregoing correctly expresses our agreement, please confirm the same by signing and returning the enclosed counterpart of this letter whereupon this letter shall become a binding agreement as of the date appearing above.

Very truly yours,

GOLDMAN, SACHS & CO.

By: /s/ Alexander S. Ehrlich
   --------------------------------
   Name:  ALEXANDER S. EHRLICH
   Title:    Vice President

Address for notices, other than as may be agreed with respect to any loan;

One New York Plaza
New York, NY 10004
Attn: Securities Lending, 48th Floor


Accepted and Agreed this
6th day of June, 1997

By: [SIGNATURE APPEARS HERE]
   --------------------------------
   Name: Trustee

                                 XXXXX  XX  XX

                                   FORM OF

                               CUSTODY AGREEMENT
                               -----------------

     Custody Agreement dated 6/6/97, between THE GOLDMAN SACHS TRUST COMPANY (the "Custodian") and The Oxley Foundation (the "Customer").

     WHEREAS, the Customer has entered in to a Securities Lending Agreement of even date herewith, between the Customer, as lender, and Goldman, Sachs & Co., a New York limited partnership ("GS&Co."), as borrower, (the "Securities Lending Agreement") pursuant to which the Customer may from time to time lend securities to GS&Co., and GS&Co. will deliver Collateral (as defined therein) to the Customer as security for GS&Co.'s obligations under the Securities Lending Agreement; and

     WHEREAS, the Customer wishes to have the Custodian receive and maintain on the Customer's behalf any Collateral to be delivered to the Customer by GS&Co. pursuant to the Securities Lending Agreement, and to perform certain other functions in connection therewith, all as more particularly set forth below,

     NOW THEREFORE the parties hereto agree as follows:

     1. Establishment of Account.  The Customer hereby establishes an account or
        ------------------------
accounts (collectively, the "Account") with the Custodian and instructs the Custodian to hold in the Account for the account of the Customer any monies, Securities and other property (collectively, the "Property") received from GS&Co. by the Custodian or any Subcustodian appointed as hereinafter provided. The Custodian shall be responsible for the safekeeping of the Property and shall not part possession therewith otherwise than as provided herein or in accordance with the Customer's Proper Instructions. The Custodian shall invest any monies held in the Account at the direction of the Customer. The Custodian shall identify the Property on its books as separate from other property of the Custodian and as being held for the benefit of the Customer.

     The term "Securities" shall mean common stock and other equity securities, bonds, debentures, notes, mortgages or other debt obligations; and any certificates, warrants or other instruments representing rights to receive, purchase or subscribe for any of the foregoing, or evidencing or representing any other rights or interests therein, in each case whether issued by a corporation, a government entity or instrumentality or other entity.

     The term "Proper Instructions" shall mean any written notice, request, consent, certificate, instrument or instruction purportedly executed or given by the Customer or its representatives and such form as the Custodian may from time to time direct. Such instruction shall be considered to be in writing if transmitted by telecopier, SWIFT, tested telex or any "on-line" means of electronic communication agreed to from time to time by the Custodian and the Customer.

     The terms "Cash Collateral Fee", "Collateral", "Distributions", "Lender Business Day" and Securities Collateral" shall have the respective meaning assigned to such terms in the Securities Lending Agreement.

     2. Use of Subcustodians.  The Property may be held in accounts established
        --------------------
by the Custodian with one or more entities (which entity may not be GS&Co. or any affiliate of GS&Co. (other than the Custodian)("Subcustodians"), that may be appointed from time to time by the Custodian. Any Subcustodian appointed by the Custodian will be a bank, trust company, financial institution, securities depository, clearing agency, broker, dealer or similar entity, in each case that is supervised or regulated by a governmental agency or regulatory authority in the country in which the Subcustodian operates as such. Property deposited with a Subcustodian may by held in a single account in the name of the Custodian for the benefit of its customers, or through the facilities and securities depository or clearing agency which would also qualify as a Subcustodian. The Subcustodian shall be required to identity such Property on its books as being held for the account of the Custodian separate from other property of the Subcustodian and solely for the benefit of customers of the Custodian. The Custodian shall not be liable for any act or omission, or for the solvency, of any Subcustodian, or any broker or agent which it or a Subcustodian appoints, unless such appointment was made by the Custodian with gross negligence or in bad faith.

     3. Performance of Certain Obligations under Securities Lending Agreement.
        ---------------------------------------------------------------------
The Customer hereby instructs the Custodian (in each instance only to the extent there is sufficient Property in the Account) to (i) pay to GS&Co. on behalf of the Customer all Distributions on Securities Collateral received by the Custodian in the manner and at the times specified in Section 7 of the Securities Lending Agreement and (ii) return to GS&Co. on behalf of the Customer any Collateral the Customer is required to return pursuant to Section 8(b) of the Securities Lending Agreement in the manner and at the times specified therein.

     4. Exercise of Certain Rights under Securities Lending Agreement.  The
        -------------------------------------------------------------
Custodian shall, on each Lender Business Day, determine whether the Customer would be entitled to require GS&Co. to deliver additional Collateral pursuant to
Section 8 of the Securities Lending Agreement and, if so, send notice to GS&Co. on behalf of the Customer requesting such delivery at the times and in the manner specified in Section 8 of the Securities Lending Agreement.

     5. Records and Reports. (a) the Custodian shall: (i) keep all such books,
        -------------------
records and statements as may be necessary to give a complete record of all Property held by it under this Agreement and of all actions taken by it pursuant to this Agreement; (ii) furnish to the Customer periodic statements of all receipts and disbursements with respect to the Property together with a statement of all Property held by the Custodian or a Subcustodian on behalf of the Customer, (iii) furnish to the Customer confirmations of all other actions taken in relation to the Property, and (iv) provide such other reports and other information to the Customer as the Custodian and the Customer may agree from time to time.

     (b) Unless the Customer sends the Custodian a written exception or objection to any Custodian statement within sixty (60) days of receipt, the Customer shall be deemed to have approved such statement. In such event, or where the Customer has otherwise approved any such statement, the Custodian shall, to the extent permitted by law, be released, relieved and discharged with respect to all matters set forth in such statement or reasonably implied therefrom as though it had been settled by the decree of a court of competent jurisdiction in an action where the Customer and all persons having or claiming an interest in the Customer or the Customer's Accounting were parties.

     6. Crediting and Collection of Property. (a) The Custodian shall not be
        ------------------------------------
responsible for, or considered to be the custodian of, any Security or money (whether or not represented by any check, draft, or other instrument for the payment of money) received by it or a Subcustodian on behalf of the Customer until the Custodian or such Subcustodian actually receives and collects such Security or funds in physical form or by the final crediting of the Custodian's account on the books of any applicable book-entry system, depository or clearing agency. If the Custodian, in its discretion, permits the Customer to use funds provisionally credited to the Account prior to receipt by the Custodian of final payment thereof, the Customer shall nonetheless continue to bear the risk of, and liability for, the Custodian's nonreceipt of final payment in full. The Custodian will be entitled at any time to reverse any credits made on the Customer's behalf where such credits have been previously made and Securities or monies are not finally collected. The rights of the Custodian and the obligations of the Customer under this Section 6(b) are absolute and unconditional whether or not the Custodian would be entitled to indemnification
Section 9 below.

     (b) For all purposes of this Agreement, payment with respect to a transaction will not be "final" until the Custodian shall have received immediately available funds with under applicable law or rule are irreversible, which are not subject to any security interest or other encumbrance, and which are specifically applicable, or deemed by the Custodian to be specifically applicable, to such transaction.

     7. Other Authority and Duties of Custodian. (a) The Custodian may itself,
        ---------------------------------------
and may authorize any Subcustodian to: (i) pay from the Account to itself or others for reasonable expenses of handling Property or otherwise relating to its duties under this Agreement; (ii) receive and collect all income and principal with respect to the Property; (iii) execute in such name as the Customer shall direct such ownership and other certificates as may be required to obtain the payment of income from the Property; (iv) pay from the Account any and all taxes and levies in the nature of taxes imposed on Property in the Account by any governmental authority in connection with transactions in such Property; (v) endorse for collection, in the name of the Customer, checks, drafts and other negotiable instruments (provided that any proceeds thereof shall be deposited into the Account unless otherwise directed by the Customer pursuant to Proper Instructions); and (vi) in general, attend to all non-discretionary details in connection with the sale, purchase, transfer and other dealings with the Property by the Custodian or a Subcustodian.

     (b) In the event that any Securities registered in a nominee name are called for partial redemption by the issuer, the Custodian may allot the called portion to the respective beneficial holders of such class of security in any manner the Custodian deems to be fair and equitable.

     8. Registered Form. Property consisting of Securities in registered form
        ---------------
may be registered in the name of the Custodian or the Custodian's nominee or, in the case of Securities in the custody of a Subcustodian, in the name of the Subcustodian or such Subcustodian's nominee or, in the case of Securities in the custody of a Subcustodian, in the name of the Subcustodian or such Subcustodian's nominee, or in such other name as the Customer may direct pursuant to Proper Instructions. The Customer agrees to hold any such nominee harmless from any liability as a holder of record of such Securities except to the extent that such loss results from the nominee's gross negligence or willful misconduct.

     9. Custodian's Liability, Indemnification. (a) The Custodian shall be
        --------------------------------------
responsible for the performance of only such duties as are expressly set forth in this Agreement. Notwithstanding the foregoing, the Custodian shall have no duty to act, and shall not be liable for failing to act, in any manner reasonably believed by it to be contrary to any applicable law or regulation, or to expose it to any liability to any person. The Custodian shall not be liable to the Customer or to any other person for any action taken or omitted to be taken by it in connection with this Agreement in the absence of gross negligence or willful misconduct on the part of the Custodian. In no event shall the Custodian be liable to the Customer or any third party for (i) special, indirect, or consequential damages, or lost profits or loss of business, (ii) any failure or delay in the performance of its obligations under this Agreement arising out of or caused directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God, wars, civil or military disturbances, sabotage, nationalization, expropriation, exchange controls, or loss or malfunctions of utilities, transportation, computer (hardware or software) or communications services.

     (b) Actions taken or omitted by the Custodian in reliance on Proper instructions, or upon any information, order, indenture, stock certificate, power of attorney, assignment, affidavit or other instrument, reasonably believed by the Custodian to be genuine and to have been executed by a person authorized to execute the same, shall be conclusively presumed to have been taken or omitted in good faith. The Custodian shall be entitled to act, and shall have no liability for acting, upon any such Proper instructions or other instruments. The Customer shall be responsible for safeguarding any testkeys, identification codes or other security devices which the Custodian shall make available to the Customer, including any of the foregoing used to transmit Proper Instructions and the Custodian shall have no liability for any loss incurred by the Customer arising out of any failure or misuse of "SWIFT," tested telex or any "on line" system used to transmit Proper Instructions. The Custodian may, with respect to questions of law, apply for and obtain the advice and opinion of counsel, at the expense of the Customer, and shall be fully protected with respect to anything done or omitted by it in good faith in conformity with such advice or opinion. The Custodian shall have no obligation to review or reconcile trade confirmations received from brokers. The Customer or the persons giving Proper Instructions shall bear any responsibility to review such confirmations against Proper Instructions issued to, and statements issued by, the Custodian.

     (c) The Customer agrees to indemnify the Custodian and each Subcustodian and hold the Custodian and each Subcustodian harmless against any liability, loss or costs (including reasonable attorneys' and accountants' fees), incurred by or which may be asserted against the Custodian or a Subcustodian by reason of this Agreement or as a result of any action taken or omitted in connection with this Agreement, or arising out of transactions of the Customer which occurred prior to the commencement of the performance by the Custodian under this Agreement; provided, that the Customer shall not indemnify the Custodian or a Subcustodian for any liability, loss or costs arising out of the willful misconduct or gross negligence of the Custodian or such Subcustodian. This indemnity shall be a continuing obligation of the Customer, its successors and assigns, notwithstanding the termination of this Agreement.

     10. No Obligation to Make Advances; Security.
         ----------------------------------------

     (a) The Custodian shall have no obligation under this Agreement to make loans to the Customer, permit overdrafts in the Account, pay any amounts on behalf of the Customer or otherwise extend credit to the Customer. If, however, the Custodian for any reason advances cash or securities for any purpose, or if the Custodian incurs or is assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, or if there shall arise for whatever reason an overdraft or other indebtedness in connection with the Account, or if the Customer is for any reason indebted to the Custodian, the Customer agrees to repay the Custodian on demand the amount of the advance, assessment, overdraft or indebtedness plus accrued interest thereon at the rate designated from time to time by the Custodian.

     (b) In order to secure repayment and performance of the Customer's obligations hereunder (including without limitation Sections 9(e) and 10(a)), the Customer hereby grants, and agrees that the Custodian shall have, a continuing lien and security interest in and to such Securities and other Property held in the Account or in the possession or control of any third party acting on the Custodian's behalf or of any affiliate of the Custodian. In this regard, the Custodian shall be entitled to all the rights and remedies of a pledgee under common law and a secured party under the New York Uniform Commercial Code and any other applicable laws and regulations as then in effect.

     (c)  In the event that the Customer shall be liable to the Custodian under
Section 10(a) above for any reason, and the Custodian determines that the security then provided pursuant to Section 10(b) is insufficient, the Customer will promptly provide the Custodian with such additional collateral as the Custodian may from time to time require.

     11. Termination. This Agreement may be terminated by the Customer or the
         -----------
Custodian by 30 days' written notice to the other. The Customer shall, within 15 days following the giving of such notice, deliver to the Custodian a statement in writing specifying the successor custodian or other person to whom the Custodian shall transfer the Property in the Account. If the Custodian does not receive such statement, the Custodian may transfer such Property to a bank or trust company established under the laws of the United States or any state thereof to be held and disposed of pursuant to the provisions of this Agreement or may continue to hold such property until such a statement is delivered to the Custodian. In such event the Custodian shall be entitled to compensation, at rates applicable or proposed by the Custodian at the time notice of termination was given hereunder, for its services during such period as the Custodian remains in possession of any Property.

     12.  Notices. Any notice or other communication hereunder, shall be sent by
          -------
certified or registered mail or by telecopy or telex:



If to the Custodian, to:    The Goldman Sachs Trust Company
                            One New York Plaza
                            New York, New York 10004
                            Telecopier No.: (212) 902-0959
                            Telex No.:____________________
                            Attention:____________________

If to the Customer, to: OXLEY FOUNDATION
                       ------------------

                             -----------------------------
                             Telecopier No.: 918/584-6184
                                            --------------
                             Telex No.:
                                       -------------------
                             Attention: THOMAS E. RAINS
                                       -------------------

or such other address or telecopier or telex number as either party may specify by notice to the other.

     In addition to any other notice required to be given hereunder, the Custodian shall send to the Customer copies of any notice sent to or received from GS&Co. in connection with the Securities Lending Agreement.

     13. GOVERNING LAW. THE PROVISIONS OF THIS AGREEMENT SHALL BE GOVERNED BY
         -------------
AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

     14. SUBMISSION TO JURISDICTION. THE CUSTODIAN AND THE CUSTOMER HEREBY
         --------------------------
IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND/OR THE COURTS OF THE UNITED STATES OF AMERICA IN THE STATE OF NEW YORK, FOR PURPOSES OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, AND EACH IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

     15. Binding Effect. This Agreement supersedes any previous agreement
         --------------
between the parties with respect to the subject matter hereof and shall bind the successors and assigns of the Customer and the Custodian.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

THE GOLDMAN SACHS TRUST COMPANY

By /s/ [SIGNATURE APPEARS HERE]
   ----------------------------
Title: Vice President

For The Oxley Foundation:


By /s/ [SIGNATURE APPEARS HERE]
  -----------------------------
Title: TRUSTEE